Exhibit 1.01

Conflict Minerals Report

Dillard's, Inc. has included this Conflict Minerals Report as an exhibit to its Form SD for 2014 as required by Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and Form SD (collectively, the "Conflict Minerals Rule"). The date of filing of this Conflict Minerals Report is June 1, 2015.

Unless the context indicates otherwise, the terms "Dillard's," "we," "its," "us" and "our" refer to Dillard's, Inc. and its consolidated subsidiaries. As used herein and consistent with the Conflict Minerals Rule, "Conflict Minerals" are columbite-tantalite (coltan), cassiterite, gold, wolframite and the derivatives tantalum, tin and tungsten, without regard to the location of origin of the minerals or derivative metals.
Forward-Looking Statements

This document contains forward-looking statements within the meaning of the federal securities laws. Any statements that do not relate to historical or current facts or matters are forward-looking statements. You can identify some of the forward-looking statements by the use of forward-looking words, such as "intend" and the like, or the use of the future tense. Statements concerning current conditions may also be forward-looking if they imply a continuation of current conditions. Examples of forward-looking statements include, but are not limited to, statements concerning the additional steps that we intend to take to mitigate the risk that our necessary Conflict Minerals benefit armed groups.

Forward-looking statements are subject to risks and uncertainties that could cause actual actions or performance to differ materially from those expressed in the forward-looking statements. These risks and uncertainties include, but are not limited to, (1) the continued implementation of satisfactory traceability and other compliance measures by our direct and indirect suppliers on a timely basis or at all, (2) whether smelters and refiners and other market participants responsibly source Conflict Minerals, (3) internal and external resource constraints and (4) political and regulatory developments, whether in the Democratic Republic of the Congo ("DRC") region, the United States or elsewhere. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of filing of this document. We do not intend, and undertake no obligation, to publish revised forward-looking statements to reflect events or circumstances after the date of filing of this document or to reflect the occurrence of unanticipated events.
Applicability of the Conflict Minerals Rule to Our Company

Dillard's ranks among the nation's largest fashion apparel, cosmetics and home furnishing retailers. As of January 31, 2015, we operated 297 Dillard's stores, including 20 clearance centers, and an Internet store offering a wide selection of merchandise including fashion apparel for women, men and children, accessories, cosmetics, home furnishings and other consumer goods.

A significant portion of the products that we sell are third-party branded products that are available from many retailers, including our company. A portion of our products are exclusive brand and private label products. We are subject to the Conflict Minerals Rule because of the degree of influence that we exercise over the materials, parts, ingredients or components of some of our exclusive brand and private label products that contain Conflict Minerals that are necessary to the products' functionality or production. We do not manufacture any products.

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For 2014, we were unable to determine the origin of a portion of the Conflict Minerals that were necessary to the functionality or production of the products that we contracted to manufacture. None of the necessary Conflict Minerals contained in our in-scope products were determined by us to directly or indirectly finance or benefit armed groups in the DRC or an adjoining country. However, we did not conclude that any of our products were "DRC conflict free." The terms "adjoining country," "armed group" and "DRC conflict free" have the meanings contained in the Conflict Minerals Rule. Further information concerning our in-scope products and smelter, refiner and country of origin information provided to us by our suppliers for 2014 is provided under “Product Information” and "Identified Smelters and Refiners."

We do not directly source Conflict Minerals from mines, smelters or refiners, and we believe that we are in most cases many levels removed from these market participants. We therefore have limited influence over these upstream participants. Furthermore, because of the depth, geographic diversity and constant evolution of our supply chain, and due to competitive factors, we often have significant difficultly identifying participants upstream from our direct suppliers. However, through the efforts described in this Conflict Minerals Report, we seek to ensure that our sourcing practices are consistent with our Conflict Minerals Policy, which is discussed below.
Conflict Minerals Policy

Dillard’s is committed to ensuring that Conflict Minerals contained in our exclusive brand and private label products are obtained from environmentally and socially responsible sources. In particular, we strive to source in ways that do not contribute to human rights abuses, including those that are occurring in the DRC. In furtherance of the foregoing, we also have adopted and communicated to our agents, direct suppliers and the public a company policy (the "Conflict Minerals Policy") for the supply chain of Conflict Minerals.

The Conflict Minerals Policy includes, but is not limited to, our expectations that our agents and suppliers of exclusive brand and private label products:

1.	Source Conflict Minerals from sources that do not support conflict and, whenever possible, that have been certified as "conflict free" or the equivalent by an independent third party.

2.	Cooperate fully with our inquiries, including providing complete and timely responses to surveys and other inquiries submitted by us.

3.	Implement and communicate to their relevant personnel and suppliers policies that are consistent with the Conflict Minerals Policy.

4.	Put in place procedures for the traceability of Conflict Minerals, working with suppliers as applicable.

5.	Adopt a risk management strategy with respect to identified risks in the supply chain that is consistent with the Conflict Minerals Policy.

6.
Otherwise establish policies, due diligence frameworks and management systems that are consistent with the Organization for Economic Co-operation and Development's Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the "OECD Guidance").

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7.	Require their direct and indirect suppliers to adopt policies and procedures that are consistent with those contained in our Conflict Minerals Policy.

The Conflict Minerals Policy also indicates that noncompliance with the policy could result in penalties, including termination of our business with an agent or supplier.
Reasonable Country of Origin Inquiry Information

As required by the Conflict Minerals Rule, for 2014, we conducted a "reasonable country of origin inquiry." Our outreach included 216 suppliers (the "Suppliers") that we identified as having provided us with products that we contracted to manufacture that contain necessary Conflict Minerals or that we believe may have provided us with products that we contracted to manufacture that contain necessary Conflict Minerals. We determined which of our products were potentially in-scope for purposes of the Conflict Minerals Rule through our degree of influence over the products' manufacture and product specifications, visual inspection, supplier inquiries, information disseminated by trade associations, consultations with our third-party testing and factory inspection firms, discussions with other retailers and other information known to us.
For 2014, the Suppliers identified to us 36 smelters and refiners as having processed the necessary Conflict Minerals contained in our in-scope products, as further discussed under "Identified Smelters and Refiners." Based on our reasonable country of origin inquiry, we concluded that 22 of these smelters and refiners sourced entirely from outside of the DRC and its adjoining countries, including from recycled or scrap sources. See "Identified Smelters and Refiners" for further information concerning the smelters and refiners identified to us by the Suppliers. Our conclusions concerning mineral origin are based on information provided by a third-party information management service provider (the "Service Provider") that we used to complement our internal management processes.
Pursuant to the Conflict Minerals Rule, based on the results of our reasonable country of origin inquiry, we were required to conduct due diligence for 2014. These due diligence efforts are discussed below.
For our reasonable country of origin inquiry, to the extent applicable, we utilized the same processes and procedures as for our due diligence.
Due Diligence Program Design

Design Framework

Dillard’s designed its due diligence measures relating to Conflict Minerals to conform with, in all material respects, the criteria set forth in the OECD Guidance (Second Edition 2013).
Selected Elements of Design Framework
The OECD Guidance has established a five-step framework for due diligence as a basis for responsible global supply chain management of minerals from conflict-affected and high-risk areas. Selected elements of our program design are discussed below. However, these are not all of the elements of the program that we have put in place to help ensure that the Conflict Minerals contained in our products are responsibly sourced. The headings below conform to the headings used in the OECD Guidance for each of the five steps of the framework. Selected due diligence measures that we took in respect of 2014 are discussed under "Due Diligence Program Execution."

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OECD Guidance Step 1: Establish Strong Company Management Systems

1.
We have adopted the Conflict Minerals Policy. The policy is communicated internally by e-mail. It also is communicated by email to suppliers that we determine to potentially be in-scope. In addition, the Conflict Minerals Policy is posted on our website.

2.	We have a mechanism for employees, suppliers and other interested parties to report violations of our Conflict Minerals Policy by email.

3.
Dillard’s has a Conflict Minerals Team under the supervision of the General Counsel. The Conflict Minerals Team includes personnel from Legal, Operations and Trade Compliance. The Conflict Minerals Team also involves other departments and functions within Dillard's from time to time as it deems appropriate, including (a) Compliance, (b) Merchandising (c) Product Development and (d) Sourcing.

4.
Dillard’s uses the Service Provider to complement its internal management processes. The Service Provider assists with supplier outreach and due diligence and stores data and supporting documentation for us. We also utilize specialized outside counsel to advise us in connection with our compliance with the Conflict Minerals Rule.

5.
We use the Conflict Minerals Reporting Template developed by the Conflict-Free Sourcing Initiative (the "CFSI") to obtain information from our suppliers concerning the usage and source of Conflict Minerals in their products that we identify as potentially being in-scope, as well as information concerning their related compliance efforts.

6.
We have a policy requiring the maintenance of business records relating to Conflict Minerals due diligence, including records of due diligence processes, findings and resulting decisions, for at least five years. The Service Provider is required to follow this policy for records in its possession. The Service Provider maintains the records on a computerized database.

7.	We have added terms to our purchase orders in order to further ensure vendor compliance with our Conflict Minerals Policy.

8.
We participate in the following industry working groups: (a) the Retail Industry Leaders Association conflict minerals working group; (b) the National Retail Federation's conflict minerals working group; and (c) the American Apparel & Footwear Association's conflict minerals working group. We also are in the process of joining the CFSI.

OECD Guidance Step 2: Identify and Assess Risks in the Supply Chain

1.
The Service Provider requests by email or other method that suppliers provide us with a completed Conflict Minerals Reporting Template. Suppliers are asked to respond at the "product" level, meaning that we request that the response be limited to those products sold to us by the supplier. The Service Provider follows up by email or phone with all suppliers that do not respond to the request within a specified time frame. If a supplier does not respond to the survey request, Dillard’s is provided with the supplier's name and contact information to determine an escalation strategy.

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2.
The Service Provider reviews the responses received from suppliers for plausibility, consistency and gaps. It follows up by email or phone with suppliers that submit a response that triggers specified quality control flags.

3.
Smelter and refiner information provided by suppliers is reviewed against the Service Provider's internal database. To the extent not in that database, it requests that the supplier confirm that the listed entity is a smelter or refiner.

4.
Smelter and refiner information also is reviewed against the lists of "compliant" and "active," or the equivalent, smelters and refiners and country of origin information published by the CFSI, the London Bullion Market Association ("LBMA") and the Responsible Jewellery Council ("RJC").

5.
To the extent that a smelter or refiner identified by a supplier is not listed as compliant or the equivalent by an independent third-party, the Service Provider attempts to contact the smelter or refiner to gain more information about its sourcing practices, including countries of origin and transfer and whether there are internal due diligence procedures in place or other processes that the smelter or refiner takes to track the chain of custody on the source of its Conflict Minerals. Internet research is also performed to determine whether there are any outside sources of information regarding the smelter's or refiner's sourcing practices. "Red flags" are assigned to smelters and refiners where there is evidence of sourcing from a "Level 2 country" (i.e., a known or plausible country for smuggling out of the DRC region, export or transit) or evidence of sourcing from countries which are unknown reserves for a given metal.

6.
If a supplier is unable to provide information concerning the processors of Conflict Minerals in its supply chain, the Service Provider requests information on the supplier's suppliers of products or components which may have required Conflict Minerals for their functionality or production ("Tier 2 suppliers"). The Tier 2 suppliers, and subsequent tiers of suppliers as identified to the Service Provider, are then contacted by the Service Provider.

7.	Based on the information furnished by suppliers, Tier 2 suppliers, additional tiers of suppliers, the Service Provider and other information known to us, we assess the risks of adverse impacts.

OECD Guidance Step 3: Design and Implement a Strategy to Respond to Identified Risks

1.	Our Conflict Minerals Compliance Team reports the findings of its supply chain risk assessment to our General Counsel.

2.	We address identified risks on a case-by-case basis. This flexible approach enables us to tailor the response to the risks identified.

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OECD Guidance Step 4: Carry out Independent Third-Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

In connection with our due diligence, if a smelter or refiner is identified, the Service Provider consults information concerning independent third-party audits of smelters and refiners made available by the CFSI, the LBMA and the RJC.

OECD Guidance Step 5: Report on Supply Chain Due Diligence

We file a Form SD and, if required, a Conflict Minerals Report with the Securities and Exchange Commission and make these filings available on our website.
Due Diligence Program Execution
We performed the following due diligence measures in respect of 2014. These were not all of the measures that we took in furtherance of our Conflict Minerals compliance program or pursuant to the Conflict Minerals Rule and the OECD Guidance. For a discussion of the design of our due diligence measures, see "Due Diligence Program Design."

1.
The Service Provider sent the Suppliers an introductory email describing our compliance program. The email also included a link to the Service Provider's on-line supplier education portal and contact email addresses and telephone numbers for obtaining answers to questions and/or guidance on completing our survey request.

2.
In the introductory email, the Service Provider also requested that the Suppliers provide us with a completed Conflict Minerals Reporting Template. Suppliers were asked to respond at the product level. Requests were sent to 216 Suppliers. The Service Provider followed up by email or phone with all Suppliers that did not respond to the request within a specified time frame. To the extent that, after the foregoing efforts, the Supplier did not provide the information requested, an escalation process was initiated. The escalation process consisted of direct outreach by Dillard’s to the Supplier. Responses were received from 100% of the Suppliers.

3.
The Service Provider reviewed the responses received from the Suppliers based on its internally-developed written review criteria for plausibility, consistency and gaps. The Service Provider followed up by email or phone with the Suppliers that submitted a response that triggered specified quality control flags.

4.
The Service Provider reviewed the smelters and refiners identified by the Suppliers against those contained in its internal database. To the extent not in that database, it requested that the Supplier confirm that the listed entity is a smelter or refiner.

5.
With respect to those completed responses that identified a smelter or refiner, the Service Provider also reviewed that information against the lists of compliant and active, or the equivalent, smelters and refiners published by the CFSI, the LBMA and the RJC. Thirty-one of

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the identified smelters and refiners were listed as compliant or the equivalent by an independent third-party as of April 15, 2015.

6.
With respect to those smelters and refiners identified by a Supplier that were not listed as compliant or the equivalent by an independent third-party, the Service Provider attempted to contact the smelter or refiner and/or consulted publicly available information to attempt to determine whether that smelter or refiner obtained Conflict Minerals from sources that directly or indirectly financed or benefitted armed groups in the DRC or an adjoining country.

7.
For those Suppliers that did not provide information concerning the processors of Conflict Minerals in their supply chain, the Service Provider requested information on the Suppliers' Tier 2 suppliers. The Tier 2 suppliers, and subsequent tiers of suppliers as identified to the Service Provider, were then contacted by the Service Provider.

8.	Our Conflict Minerals Compliance Team reported the findings of its supply chain risk assessment to our General Counsel.

9.	In addition, to mitigate the risk that the necessary Conflict Minerals contained in our in-scope products directly or indirectly finance or benefit armed groups in the DRC or an adjoining country, we:

a.
Enhanced our Conflict Minerals Policy to explicitly include an expectation that suppliers source Conflict Minerals from sources that do not support conflict and, whenever possible, that have been certified as "conflict free" or the equivalent by an independent third party.

b.	Enhanced the documentation describing our product scoping process to better ensure consistent application of that process.

c.	Made available to the Suppliers the Service Provider's online training and informational resources.
Product Information
The following categories of exclusive brand and private label products were in-scope for purposes of our compliance with the Conflict Minerals Rule:

•	Footwear

•	Apparel

•	Jewelry

•	Belts

•	Handbags

•	Accessories

•	Cosmetics

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Not all of our products in these categories contained necessary Conflict Minerals or were contracted to be manufactured. Accordingly, only a portion of the products in these categories were in-scope for purposes of our compliance.
Due to the challenges of tracing a multi-tier supply chain, for 2014, we were unable to determine the smelters or refiners or countries of origin of at least a portion of the necessary Conflict Minerals contained in each of our in-scope products. For 2014, none of our in-scope products were determined by us to support conflict (i.e., to contain necessary Conflict Minerals that directly or indirectly financed or benefitted an armed group in the DRC or an adjoining country). However, we did not conclude that any of our products were "DRC conflict free." An "armed group" under the Conflict Minerals Rule is an armed group that is identified as a perpetrator of serious human rights abuses in annual Country Reports on Human Rights Practices under sections 116(d) and 502B(b) of the Foreign Assistance Act of 1961 relating to the DRC or an adjoining country.
Identified Smelters and Refiners

In connection with our reasonable country of origin inquiry or due diligence, as applicable, the Suppliers identified to us the facilities described below as having processed the necessary Conflict Minerals contained in our in-scope products in 2014. Due to our position in the supply chain, which is discussed earlier in this Conflict Minerals Report, we rely on our suppliers for accurate smelter and refiner information and our due diligence measures do not provide absolute certainty regarding the source and chain of custody of the necessary Conflict Minerals contained in our in-scope products. Please see the notes following the table for additional information concerning the information in the table.
Smelter and Refiner and Country of Origin Information(1)

	Compliant
	DRC Region Sourced	Non-DRC Region Sourced	Recycled or Scrap	Active	Known
Tantalum	0	0	0	0	0
Tin	9	14	1	1	1
Tungsten	0	0	0	0	0
Gold	0	17	2	0	0
__________

(1)    We note the following in connection with the information contained in the foregoing table:

(a)
The smelters and refiners reflected in the table were identified by the Suppliers. However, not all of the included smelters and refiners may have processed the necessary Conflict Minerals contained in our in-scope products. Some Suppliers may have reported to us smelters and refiners that were not in their supply chain due to over-inclusiveness in the information received from their suppliers or for other reasons. The smelters and refiners reflected above may not be all of the smelters and refiners in our supply chain, since many Suppliers were unable to identify all of the smelters and refiners used to process the necessary Conflict Minerals content contained in the products reported to us.

(b)	All compliance status information in the table is as of April 15, 2015.

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(c)
"Compliant" means that a smelter or refiner was listed as compliant with the Conflict-Free Smelter Program's ("CSFP") assessment protocols, including through mutual recognition, or was indicated as "Re-audit in process." Included smelters and refiners were not necessarily Compliant for all or part of 2014 and may not continue to be Compliant for any future period.

(d)
"Active" means that the smelter or refiner was listed as having submitted a signed Agreement for the Exchange of Confidential Information and Auditee Agreement contracts to the CFSP or, according to information published by the CFSI, the smelter has agreed to complete a CFSP validation audit within two years of membership issuance by the Tungsten Industry - Council Minerals Council.

(e)	A smelter or refiner is listed as "Known" if it was not Compliant or Active.

(f)
"DRC Region" means the DRC and its adjoining countries. Origin information was derived from information obtained or otherwise provided by the Service Provider. If a smelter or refiner sourced from multiple sources, we were not able to determine the origin of the Conflict Minerals specific to our in-scope products. Therefore, not all of the origin information reflected in the table may apply to the necessary Conflict Minerals in our in-scope products. Individual smelters and refiners were disclosed under each applicable category in the table; accordingly, the number of sources disclosed in the table exceeds the number of smelters and refiners disclosed by the Suppliers.

(g)	The compliance status reflected in the table is based solely on information made publicly available by the CFSI, LBMA and/or RJC, without independent verification by us.
The identified countries of origin of the Conflict Minerals processed by the Compliant smelters and refiners described in the table above may have included the countries in the categories listed below. We have not been able to reliably determine the country of origin of any of the other smelters and refiners described in the table.
L1 - Countries that are not identified as conflict regions or plausible areas of smuggling or export of from these regions of Conflict Minerals: Argentina, Australia, Austria, Belgium, Bolivia, Brazil, Canada, Chile, China, Colombia, Cote d’Ivoire, Czech Republic, Djibouti, Egypt, Estonia, Ethiopia, France, Germany, Guyana, Hungary, India, Indonesia, Ireland, Israel, Japan, Kazakhstan, Laos, Luxembourg, Madagascar, Malaysia, Mongolia, Myanmar, Namibia, Netherlands, Nigeria, Peru, Portugal, Russia, Sierra Leone, Singapore, Slovakia, South Korea, Spain, Suriname, Switzerland, Taiwan, Thailand, United Kingdom, United States, Vietnam and Zimbabwe.
L2 - Countries that are known or plausible countries for smuggling, export out of region or transit of materials containing Conflict Minerals: Kenya, Mozambique and South Africa.
L3 - The DRC and its nine adjoining countries: Angola, Burundi, Central African Republic, Republic of Congo, Rwanda, South Sudan, Uganda, United Republic of Tanzania and Zambia.
DRC - The Democratic Republic of the Congo.
In addition, some of the Compliant smelters and refiners may have sourced in whole or in part from recycled or scrap sources.

Dillard’s endeavored to determine the mine or location of origin of the necessary Conflict Minerals contained in its in-scope products by requesting that the Suppliers provide us with a completed Conflict Minerals Reporting Template. For the smelters and refiners that were identified by the Suppliers, to the extent that the origin of their Conflict Minerals was not known to the Service Provider, it attempted to contact the smelter or refiner and/or consulted publicly available information to attempt to determine the mine or location of origin of the Conflict Minerals processed by the smelter or refiner.

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Future Risk Mitigation Efforts
Dillard’s intends to take the following additional steps in respect of 2015, either directly or through the Service Provider, to mitigate the risk that the necessary Conflict Minerals in its in-scope products benefit armed groups:

1.	Use Revision 4.0 of the Conflict Minerals Reporting Template for our 2015 supplier survey process.

2.	Join the CFSI.

3.
Reach out to the smelters and refiners that have been identified as part of our supply chain that are not listed as compliant with a third-party certification program, requesting that they undergo certification.

4.	Encourage Suppliers that provided company level information for 2014 to provide product level information for 2015 through ongoing outreach with these Suppliers.

5.	Engage with Suppliers that provided incomplete responses for 2014 to help ensure that they provide requested information for 2015.

6.	Monitor and encourage the continuing development and progress of traceability measures at Suppliers that indicated for 2014 that the source of Conflict Minerals was unknown or undeterminable.

7.
Communicate to new potentially in-scope suppliers our sourcing expectations, including through the dissemination of the Conflict Minerals Policy to them. In addition, as new in-scope suppliers are added, work with these suppliers to ensure that they understand the requirements of the Conflict Minerals Policy, the Conflict Minerals Rule and the OECD Guidance.

All of the foregoing steps are in addition to the steps that we took in respect of 2014, which we intend to continue to take in respect of 2015 to the extent applicable.

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